FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F    ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐.    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notice of Annual General Meeting Royal Dutch Shell plc Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands Tuesday May 22, 2018 at 10:00 (Dutch time) THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION If you are in any doubt about what action to take, you should seek your own personal advice immediately from a financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the UK or, if you are not, from another appropriately authorised financial adviser. If you have sold or transferred all your shares in Royal Dutch Shell plc (the “Company”), please give this document and the accompanying documents to the stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser. SEE INSIDE FOR INFORMATION ABOUT THE SHAREHOLDER PRESENTATION IN LONDON

Contents

3
CHAIR'S LETTER

4
NOTICE OF ANNUAL GENERAL MEETING

6
SHAREHOLDER RESOLUTION AND SUPPORTING STATEMENT

8
DIRECTORS' RESPONSE TO SHAREHOLDER RESOLUTION

9
EXPLANATORY NOTES ON RESOLUTIONS

11
DIRECTORS' BIOGRAPHIES

14
SHAREHOLDER NOTES

18
ATTENDANCE ARRANGEMENTS

19
SHAREHOLDER PRESENTATION, LONDON

CAUTIONARY NOTE

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this Notice of Annual General Meeting, the term "Company" is used to refer to Royal Dutch Shell plc; however, "Shell," "we", "us" and "our" are sometimes used for convenience where references are made to Royal Dutch Shell plc and/or its subsidiaries in general. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Also in this Notice of Annual General Meeting, we refer to "Shell's net carbon footprint," which includes Shell's carbon emissions from the production of our energy products, our suppliers' carbon emissions in supplying energy for that production and our customers' carbon emissions associated with their use of the energy products we sell. Shell only controls its own emissions but, to support society in achieving the Paris Agreement goals, aims to help and influence such suppliers and consumers to likewise lower theirs. The use of the terminology "Shell's net carbon footprint" is for convenience only and not intended to suggest these emissions are those of Shell or its subsidiaries.

AVAILABILITY OF DOCUMENTS

The Company's Annual Report and Form 20-F for the year ended December 31, 2017 can be found at www.shell.com/annualreport. The 2018 Notice of Annual General Meeting can be found at www.shell.com/agm.

If you would like to obtain, free of charge, a paper copy of any of these documents, please contact one of the following:

United Kingdom +44 (0)121 415 7073
USA +1 888 301 0504

E-COMMUNICATION

If you are a registered shareholder and hold your shares in your own name, or you hold your shares in the Royal Dutch Shell Corporate Nominee, you can choose to view shareholder communications (for example, the Company's Annual Report) by means of our website instead of receiving paper communications. If you opt for website communications and provide us with your email address, by registering online at www.shareview.co.uk/clients/shell, you will be sent a notification by email whenever such shareholder communications are added to our website, or in the absence of an email address you will be sent a notification by post. If you choose to view shareholder communications by means of our website, you may change your mind at any time or obtain, free of charge, a copy of the communication in paper form, by contacting our Registrar at the address below.

EQUINITI

Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA
United Kingdom
0800 169 1679 (UK)
+44 (0)121 415 7073

ROYAL DUTCH SHELL PLC

Registered in England and Wales, Company number 4366849
Registered office: Shell Centre, London, SE1 7NA, United Kingdom
Headquarters: Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands
Registered with the Dutch Trade Register under number 34179503

SPECIFICATIONS

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Chair’s letter SHAREHOLDER PRESENTATION, LONDON A presentation has been arranged for shareholders at 11:00 (UK time) on Thursday May 24, 2018 – two days after the AGM – at Central Hall Westminster, Storey’s Gate, Westminster, London, SW1H 9NH, United Kingdom. The presentation is not part of the AGM; it is a separate meeting and, while all shareholders are invited to attend, it may be of particular interest to UK resident shareholders who wish to hear about the Company’s progress and ask questions in person. Chad Holliday, Chair, will be present, along with Ben van Beurden, Chief Executive Officer, Jessica Uhl, Chief Financial Officer and Linda Szymanski, Company Secretary. Further details can be found on page 19. AGM WEBCAST Shareholders unable to attend the AGM in person can watch via our webcast which will be broadcast live at 10:00 (Dutch time), 09:00 (UK time) on the day of the AGM. Shareholders who wish to follow the webcast should log on to www.shell. com/agm/webcast and follow the online instructions. Further details can be found on page 15. Dear Shareholder, I am pleased to invite you to the Company’s Annual General Meeting (“AGM”) which will be held at the Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands on Tuesday May 22, 2018. As last year, we have also arranged a presentation in London two days after the AGM. The presentation is not part of the AGM; it is a separate meeting and while all shareholders are invited to attend, it may be of particular interest to UK resident shareholders who wish to hear about the Company’s progress and ask questions in person. I will be present, along with Ben van Beurden, Chief Executive Officer, Jessica Uhl, Chief Financial Officer and Linda Szymanski, Company Secretary. BUSINESS OF THE AGM The business to be conducted at the AGM is set out in this Notice with explanatory notes concerning each of the resolutions. The business is mainly of a routine nature for a listed company and your Board recommends that you vote in favour of Resolutions 1 to 18. However, we have received a shareholder resolution pursuant to Section 338 of the Companies Act 2006 and your Board recommends that you vote against this resolution (Resolution 19) for the reasons set out on page 8. The AGM will be conducted in English although there will be Dutch translation facilities available. DIRECTORS In line with the UK Corporate Governance Code, all Directors will retire at the 2018 AGM and seek reappointment by shareholders, except for Hans Wijers who stands down as a Director of the Company. I would like to thank Hans for his nine years of outstanding contributions to the Board, including service as Senior Independent Director and Chair of the Corporate and Social Responsibility Committee. We will greatly miss his pragmatism, incisive leadership and strong collegiality and wish him continued success. Shareholders will also be asked to vote on the appointment of Ann Godbehere as a Director of the Company with effect from May 23, 2018. The Nomination and Succession Committee recommended Ann’s appointment to the Board following its review of the skills, knowledge and experience needed and a rigorous and thorough search process. Ann has a wealth of financial expertise and we are delighted she has agreed to join us. I believe that each of the appointments and reappointments proposed in Resolutions 3 to 13 are in the best interests of the Company. The biographical details of each Director are given on pages 11 to 13 and I hope you will vote in support of these resolutions. QUESTION AND ANSWER SESSION The AGM provides an opportunity for you to ask questions about the business set out in this Notice and to raise other matters about the business of the Company. As Chair of the AGM, I will endeavour to ensure that discussions are kept relevant and that as many shareholders as possible have the opportunity to speak. VOTING All resolutions for consideration at the AGM will be decided on a poll rather than a show of hands. This means that a shareholder has one vote for every share held. If you are not able to come to the AGM in person, I would urge you to vote by following the guidance notes on pages 14 to 17. Yours faithfully, Chad Holliday Chair March 14, 2018 NOTICE OF ANNUAL GENERAL MEETING 2018 CHAIR’S LETTER 3

Notice of Annual General Meeting Notice is hereby given that the Annual General Meeting (“AGM“) of Royal Dutch Shell plc (the “Company”) will be held at the Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands at 10:00 (Dutch time) on Tuesday May 22, 2018, for the purposes of considering the following business. Resolutions numbered 1 to 16 are being proposed as ordinary resolutions and those numbered 17 to 19 are being proposed as special resolutions. For ordinary resolutions to be passed, more than half of the votes cast must be in favour of the resolution, while in the case of special resolutions at least three-quarters of the votes cast must be in favour. RESOLUTION 1 That the Company’s annual accounts for the financial year ended December 31, 2017, together with the Directors’ report and the Auditor’s report on those accounts, be received. RESOLUTION 2 That the Directors’ Remuneration Report, excluding the Directors’ Remuneration Policy set out on pages 109 to 117 of the Directors’ Remuneration Report, for the year ended December 31, 2017, be approved. RESOLUTION 3 That Ann Godbehere be appointed as a Director of the Company with effect from May 23, 2018. RESOLUTION 4 That Ben van Beurden be reappointed as a Director of the Company. RESOLUTION 5 That Euleen Goh be reappointed as a Director of the Company. RESOLUTION 6 That Charles O. Holliday be reappointed as a Director of the Company. RESOLUTION 7 That Catherine Hughes be reappointed as a Director of the Company. RESOLUTION 8 That Gerard Kleisterlee be reappointed as a Director of the Company. RESOLUTION 9 That Roberto Setubal be reappointed as a Director of the Company. RESOLUTION 10 That Sir Nigel Sheinwald be reappointed as a Director of the Company. RESOLUTION 11 That Linda G. Stuntz be reappointed as a Director of the Company. RESOLUTION 12 That Jessica Uhl be reappointed as a Director of the Company. RESOLUTION 13 That Gerrit Zalm be reappointed as a Director of the Company. RESOLUTION 14 That Ernst & Young LLP be reappointed as Auditor of the Company to hold office until the conclusion of the next AGM of the Company. RESOLUTION 15 That the Audit Committee be authorised to determine the remuneration of the Auditor for 2018 on behalf of the Board. RESOLUTION 16 That the Board be generally and unconditionally authorised, in substitution for all subsisting authorities, to allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company, up to an aggregate nominal amount of €194 million, and to list such shares or rights on any stock exchange, such authorities to apply until the earlier of the close of business on August 22, 2019, and the end of the AGM to be held in 2019 (unless previously renewed, revoked or varied by the Company in general meeting) but, in each case, during this period, the Company may make offers and enter into agreements which would, or might, require shares to be allotted or rights to subscribe for or to convert securities into shares to be granted after the authority ends and the Board may allot shares or grant rights to subscribe for or to convert securities into shares under any such offer or agreement as if the authority had not ended. RESOLUTION 17 That if Resolution 16 is passed, the Board be given power to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by that resolution and/or to sell ordinary shares held by the Company as treasury shares for cash as if section 561 of the Companies Act 2006 did not apply to any such allotment or sale, such power to be limited: (A) to the allotment of equity securities and sale of treasury shares for cash in connection with an offer of, or invitation to apply for, equity securities: (i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and (ii) to holders of other equity securities, as required by the rights of those securities or, as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever; and (B) to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph (A) above) up to a nominal amount of €29 million, such power to apply until the earlier of the close of business on August 22, 2019, and the end of the AGM to be held in 2019 but, in each case, prior to its expiry, the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the power expires and the Board may allot equity securities (and sell treasury shares) under any such offer or agreement as if the power had not expired. 4 NOTICE OF ANNUAL GENERAL MEETING NOTICE OF ANNUAL GENERAL MEETING 2018

RESOLUTION 18 That the Company be authorised for the purposes of Section 701 of the Companies Act 2006 to make one or more market purchases (as defined in Section 693(4) of the Companies Act 2006) of its ordinary shares of €0.07 each (“ordinary shares”), such authority to be limited: (A) to a maximum number of 834 million ordinary shares; (B) by the condition that the minimum price which may be paid for an ordinary share is €0.07 and the maximum price which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value of an ordinary share for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out, in each case, exclusive of expenses; such authority to apply until the earlier of the close of business on August 22, 2019, and the end of the next AGM of the Company but in each case so that the Company may enter into a contract to purchase ordinary shares which will or may be completed or executed wholly or partly after the authority ends and the Company may purchase ordinary shares pursuant to any such contract as if the authority had not ended. RESOLUTION 19 – SHAREHOLDER RESOLUTION The Company has received notice pursuant to the UK Companies Act 2006 of the intention to move the resolution set forth on page 6 and incorporated herein by way of reference at the Company’s 2018 AGM. The resolution has been requisitioned by a group of shareholders and should be read together with their statement in support of their proposed resolution set forth on pages 6 to 7. Your Directors consider that Resolution 19 is not in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote against Resolution 19 for the reasons set out on page 8. By order of the Board Linda M. Szymanski Company Secretary March 14, 2018 A Shell Helix Oil Change+ mechanic checks engine oil. NOTICE OF ANNUAL GENERAL MEETING 2018 NOTICE OF ANNUAL GENERAL MEETING 5

Shareholder Resolution and Supporting Statement

Shareholders support Shell to take leadership in the energy transition to a net-zero-emission energy system. Therefore, shareholders request Shell to set and publish targets that are aligned with the goal of the Paris Climate Agreement to limit global warming to well below 2°C.

These targets need to cover the greenhouse gas (GHG) emissions of Shell's operations and the use of its energy products (*), they need to include long-term (2050) and intermediate objectives, to be quantitative, and to be reviewed regularly.

We request that the company base these targets on tangible metrics such as GHG intensity metrics (GHG emissions per unit of energy produced) or to use other metrics that the company finds suitable to align its targets with a well-below-2°C pathway.

Shareholders request that annual reporting include information about plans and progress to achieve these targets.

You have our support.

Supporting Statement

The energy transition is complicated, the end-goal is straightforward: a net-zero-emission energy system. Shell "supports the aspiration of transitioning to a net-zero emissions world by 2050" (Directors' Response in 2017).

Leadership of companies is crucial to accelerate the energy transition, and leadership in this inevitable transition will create long-term value for shareholders.

We support Shell to take leadership by being one of the first oil majors to commit to the Paris Climate Agreement by setting clear targets. Inspirational targets will stimulate imagination beyond oil and gas, lend credence to investments in the exploration of new business models, increase brand value, justify extending the licence to operate, and signal a sense of urgency. Institutional investors need transparency about long-term targets in order to mitigate climate-related risk to comply with their fiduciary duty. Shell setting a clear target regarding its role in the energy transition will provide this transparency and reduce the risk of stranded assets.

(*) Scope 1, Scope 2, and category 11 of Scope 3 (emissions from use of Shell's refinery fuel and natural gas products, and sold CO2 transfers), excluding emissions from use and disposal of non-fuel products.

Changes

To overcome the objections in the Directors' Response in 2017, and after input from institutional investors, the 2018 resolution has changed as follows:

Resolution at 2017 AGM	Directors' response	Resolution at 2018 AGM	Rationale
"GHG emission reduction targets"	"emission reduction targets (...) would most likely force the Company to cut production and sales (...)" "in the near term the greatest contribution Shell can make is to continue to grow the role of natural gas"	(1) "GHG emission intensity metrics (GHG emissions per unit of energy produced)" (2) addition: "or to use other metrics that the company finds suitable to align its targets with a well-below-2°C pathway."	(1) Allows Shell to grow its business while contributing to the goal of the Paris Climate Agreement by decreasing its GHG emission intensity, for example by selling more natural gas (see example). (2) Emphasizes management's flexibility in choosing metrics to base targets on.
"products (Scope 3)"	"unreasonable with regard to what the Company can be held accountable for"	"energy products: category 11 of Scope 3, excluding emissions from use and disposal of non-fuel products"	Emissions of energy products are already reported (see table below). Emissions of non-fuel products, such as chemical products, are difficult to estimate.
"medium-term (2030) and long-term (2050) deadlines"	"tying our hands in the early stages (...) would limit our flexibility to adapt"	"long-term (2050) and intermediate objectives"	Maximize Shell's flexibility to adapt.

6 **SHAREHOLDER RESOLUTION AND SUPPORTING STATEMENT** NOTICE OF ANNUAL GENERAL MEETING 2018

Transparency

In order to align its emission intensity targets with a well-below-2°C pathway, the targets need at least to cover the following scopes, already estimated and reported by Shell:

- Scope 1: direct emissions from the facilities under Shell's operational control or within the equity boundary,
- Scope 2: indirect emissions from the facilities of others that provide electricity or heat and steam to Shell's operations,
- Scope 3, category 11: GHG emissions from use of Shell's refinery fuel and natural gas products, and sold CO2 transfers.

Emissions from the use and disposal of chemical products, lubricants, and other non-fuel products like bitumen may be excluded. Refinery type products produced by chemical plants may also be excluded.

GHG emissions (Mt)	2015	2016
Scope 1	72	70
Scope 2	9	11
Scope 3 category 11	560	600

In 2016 Shell's growth in production and sales was greater than the overall increase in GHG emissions, therefore reducing its GHG intensity.

Example

Supplying LNG to Pakistan, and thus displacing liquid fuels used for power generation, increases Shell's Scope 3 emissions but reduces Shell's GHG emission intensity as well as Pakistan's emissions from power generation. This example demonstrates that setting GHG intensity targets allows Shell to grow its own production, sales, and emissions while reducing overall emissions.

Context

- 2015: The Aiming for A shareholder resolution directed that annual reporting include information about the Company's response to climate change.
- 2016: The Paris Climate Agreement entered into force, reaffirming the global goal to limit global warming to well below 2°C above pre-industrial levels, and the aim of a global net-zero-emission energy system.
- 2017: EU Directive IORP II entered into force, requiring pension funds to manage climate-related risks including risks related to stranded assets.
- 2017: The Task Force on Climate-related Financial Disclosures (TCFD), recommended that companies "disclose Scope 1, 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions" and "describe the targets used by the organization to manage climate-related risks and opportunities and performance against targets."
- 2017: National financial authorities intend to include climate risks in their supervisory approach, credit rating agencies announce that they are assessing carbon transition risks in line with a well-below-2°C pathway, and a growing number of institutional investors are divesting from fossil fuels.

We encourage Shell to set targets that are inspirational for society, employees, and shareholders, allowing Shell to meet increasing demand for energy while reducing GHG emissions.

You have our support.

NOTICE OF ANNUAL GENERAL MEETING 2018 **SHAREHOLDER RESOLUTION AND SUPPORTING STATEMENT** 7

Directors’ response to Shareholder Resolution Your Directors consider that Resolution 19 is not in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote against Resolution 19. Your Directors consider that Resolution 19 is not in the best interests of the Company and its shareholders, and unanimously recommend that you vote against it. While we may share the objective of Follow This for Shell to take leadership in the energy transition, we consider the resolution unnecessary given that we have already outlined an approach that is wider-ranging and more progressive than that proposed by Follow This. We believe shareholders should show their support for our industry-leading net carbon footprint ambition by voting against this resolution. Shell welcomes and strongly supports the Paris Agreement. We agree on the objective of a transition towards a net-zero emission energy system and a world where temperature increases are limited to less than 2°C. We are among industry leaders in this area, as demonstrated through our support for the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), our work with the Task Force to develop more specific guidance and best practices on the related disclosures, our inclusion of the Company’s emissions management performance in the Executive scorecard, and our recent announcements on our net carbon footprint ambitions. The energy transition is underway and is being driven by many factors, including emerging technologies; rising energy demand linked to population and economic growth; local energy resources; consumer choices; national policies; and efforts to address climate and environmental stresses. It will unfold over several decades and will require concerted action by many, including Shell. It will feature both the evolution of established, and the development of new, components of the global energy system. Shell is already committed to play its part as set forth in its previously announced strategy to thrive in the energy transition. We recommend that you vote against the shareholder resolution for the following reasons: We have already initiated appropriate and sufficient action to address the issues and opportunities arising from the energy transition. After several years of ongoing engagement with investors and other stakeholders, including our critics, and after much work to review a number of carbon-related metrics and what can be accomplished with commitment and investment, we announced at our November 2017 Management Day a net carbon footprint ambition covering not just emissions from our own operations but also those produced by our customers when using Shell’s products. Under this ambition, the Company aims to cut the net carbon footprint of its energy products – expressed in grams of CO2 per megajoule consumed – by around half by 2050. Crucially, we will do this in step with society’s drive to align with the Paris goals. As an interim step, by 2035, the aim is to reduce our net carbon footprint by around 20%. In addition to setting the ambition, Shell has identified a suite of potential business activities to help meet it, such as growing our New Energies business. Shell is committed to transparency and is reporting based on TCFD recommendations in 2018. We will also report on our net carbon footprint annually, provide updates on the progress of developing the business activities to meet our ambition, and reassess our ambition every five years in alignment with the Paris Agreement Nationally Determined Contributions (NDC) process. We are committed to this ambition, which allows for essential flexibility in the pace of delivery, pegged to society’s progress. Furthermore, since 2017, Shell’s executive scorecard for the annual bonus includes an annual target for greenhouse gas metrics (10% weighting). For 2018, the scope of these metrics has increased to cover close to 90% of scope 1 and 2 emissions of Shell’s operated portfolio, up from around 60% in 2017. Shell’s net carbon footprint ambition goes well beyond the scope 1, 2 and 3 emissions of our energy products required in the proposal by Follow This. Our approach covers emissions directly from Shell operations, those caused by third parties who supply energy for production and our customers’ emissions from consumption of these products. It includes the extraction, transportation and processing of raw materials, transport of products, and our customers’ emissions through using products sold by us. Also included are emissions from elements of this life cycle not owned by Shell, such as oil and gas processed by Shell but not produced by Shell, or from oil products and electricity marketed by Shell that have not been processed or generated at a Shell facility. Shell’s net carbon footprint ambition gives the Company the flexibility to continue to thrive in whatever world society moves towards. The proposal put forward by Follow This does not recognise the need for action by all of society. The resolution could, if supported, tie the hands of existing and future Shell management to measures which could force the Company to move too quickly – or too slowly – through the energy transition. This is not in the best interests of Shell or its shareholders and could put Shell on a potentially less competitive pathway. Moreover, considering Shell’s own net carbon footprint ambition, we believe the more rigid and narrow resolution proposed by Follow This is unnecessary. Accordingly, your Directors recommend that shareholders show their support for our industry-leading net carbon footprint ambition by voting against this resolution and allowing us to focus on delivering the approach we have already outlined. Doing so also adheres to the principles of good corporate governance, which entrust the strategic and operational running of a company to its management. 8 DIRECTORS’ RESPONSE TO SHAREHOLDER RESOLUTION NOTICE OF ANNUAL GENERAL MEETING 2018

Explanatory notes on resolutions NOTE TO RESOLUTION 1 Annual Report and Accounts The Board of Directors will present the Company’s annual accounts for the financial year ended December 31, 2017, together with the Directors’ report and the Auditor’s report on those accounts. NOTE TO RESOLUTION 2 Consideration and approval of the Directors’ Remuneration Report Resolution 2 is an advisory vote and seeks approval for the Directors’ Remuneration Report for the year ended December 31, 2017. The Report has been prepared and is laid before the meeting in accordance with the Companies Act 2006. Shareholders approved a resolution at the 2017 AGM in relation to the Directors’ Remuneration Policy. The Company must seek approval for a similar resolution each year unless the policy is left unchanged, in which case shareholder approval need only be sought every three years. The approved policy is shown for information purposes in the Directors’ Remuneration Report on pages 109 to 117. NOTES TO RESOLUTION 3 Appointment of Director The Board has proposed the appointment of Ann Godbehere as a Director of the Company with effect from May 23, 2018. Her biographical details are given on page 11. NOTES TO RESOLUTIONS 4 TO 13 Retirement and reappointment of Directors In line with the UK Corporate Governance Code, all Directors will retire at the AGM and seek reappointment by shareholders, except for Hans Wijers who stands down as a Director of the Company at the close of business of the AGM. The biographical details of those Directors seeking reappointment are given on pages 11 to 13. Pursuant to the UK Corporate Governance Code, all Non-executive Directors have received performance evaluations and were considered to be effective in their roles and to be committed to making available the appropriate time for Board meetings and other duties. The Board recommends that you support the reappointment of each of the retiring Directors standing for reappointment at the AGM. NOTES TO RESOLUTIONS 14 AND 15 Reappointment of Auditor and determination of Auditor’s remuneration The Company is required to appoint an Auditor for each financial year of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company. Resolution 14 proposes the reappointment of Ernst & Young LLP as the Company’s Auditor and Resolution 15 seeks authority for the Audit Committee to determine their remuneration on behalf of the Board. NOTE TO RESOLUTION 16 Authority to allot shares This resolution would give the Directors the authority to allot ordinary shares or grant rights to subscribe for or to convert any securities into ordinary shares up to an aggregate nominal amount equal to €194 million (representing 2,771,428,571 ordinary shares of €0.07 each). This amount represents approximately one-third of the issued ordinary share capital of the Company as at March 14, 2018, the latest practicable date prior to publication of this Notice. The Company does not hold any shares in treasury as at the date of this Notice. This authority complies with the guidelines issued by institutional investors. The Directors’ authority under this resolution will expire at the earlier of the close of business on August 22, 2019, and the end of the AGM of the Company to be held in 2019. The Directors have no present intention to exercise the authority sought under this resolution. NOTE TO RESOLUTION 17 Disapplication of pre-emption rights This resolution will be proposed as a special resolution, which requires at least three-quarters of the votes cast to be in favour. It would give the Directors the authority to allot ordinary shares (or sell any ordinary shares which the Company elects to hold in treasury) for cash without first offering them to existing shareholders in proportion to their existing shareholdings. This authority would be, similar to previous years, limited to allotments or sales in connection with pre-emptive offers to ordinary shareholders and offers to holders of other equity securities, if required by the rights of those securities or as the Board otherwise considers necessary, or otherwise up to an aggregate nominal amount of €29 million (representing 414,285,714 ordinary shares of €0.07 each). This aggregate nominal amount represents, in accordance with institutional investor guidelines, approximately 5% of the issued ordinary share capital of the Company as at March 14, 2018, the latest practicable date prior to publication of this Notice. In respect of this aggregate nominal amount, the Directors confirm their intention to follow the provisions of the Pre-Emption Group’s Statement of Principles regarding cumulative usage of authorities within a rolling three-year period without prior consultation with shareholders. The authority will expire at the earlier of the close of business on August 22, 2019, and the end of the AGM of the Company to be held in 2019. The Directors have no immediate plans to make use of this authority. NOTICE OF ANNUAL GENERAL MEETING 2018 EXPLANATORY NOTES 9

Explanatory on resolutions notes Continued NOTE TO RESOLUTION 18 Renewal of authority to make market purchases of ordinary shares This resolution will be proposed as a special resolution, which requires at least three-quarters of the votes cast to be in favour. Authority is sought for the Company to purchase up to 10% of its issued ordinary shares (excluding any treasury shares), renewing the authority granted by the shareholders at previous AGMs. The Board regards the ability to repurchase issued shares in suitable circumstances as an important part of the financial management of the Company. The Directors confirm that they will exercise the ongoing buy-back authority only when, in the light of prevailing market conditions, they consider that such purchases would result in an increase in earnings per share and would be in the best interests of the shareholders generally. The Board is making no recommendation as to whether shareholders should sell their ordinary shares in the Company. The Company did not purchase any ordinary shares in the period from the last AGM to March 14, 2018, under the existing authority. Ordinary shares purchased by the Company pursuant to this authority will either be cancelled or held in treasury. Treasury shares are shares in the Company which are owned by the Company itself. The Company currently has no ordinary shares in treasury. The minimum price, exclusive of expenses, which may be paid for an ordinary share is €0.07. The maximum price, exclusive of expenses, which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value for an ordinary share for the five business days immediately preceding the date of the purchase; and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out. The Company has no warrants in issue in relation to its shares and no options to subscribe for its shares outstanding. The authority will expire at the earlier of the close of business on August 22, 2019, and the end of the AGM of the Company to be held in 2019. NOTE TO RESOLUTION 19 Shareholder Resolution Resolution 19 is a special resolution and has been requisitioned by a group of shareholders. It should be read together with their statement in support of their proposed resolution. The shareholder resolution and supporting statement is given on pages 6 to 7 and the Directors’ response is given on page 8. Your Directors consider that Resolutions 1 to 18 are in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote in favour of Resolutions 1 to 18. However, they consider that Resolution 19 is not in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote against Resolution 19 for the reasons set out on page 8. Appomattox project hull prepares for voyage from South Korea to the USA. 10 EXPLANATORY NOTES NOTICE OF ANNUAL GENERAL MEETING 2018

Directors’ biographies BOARD COMMITTEE MEMBERSHIP [A] Audit Committee Corporate and Social Responsibility Committee Nomination and Succession Committee Remuneration Committee Chair C Member M [A] On March 14, 2018, the Board approved a number of changes to the membership of the Board Committees. The memberships shown are in accordance with these changes. The new appointments are effective from May 23, 2018. Linda Stuntz will stand down as a member of the Audit Committee on May 22, 2018. Resolution 3 ANN GODBEHERE M Non-executive Director [A] Born April 14, 1955. Ann Godbehere is a Canadian and British dual national and has more than 25 years of experience in the financial services industry. She started her career with Sun Life of Canada in 1976 in Montreal, Canada and joined M&G Group in 1981 where she served as Senior Vice President and Controller for both life and health and property and casualty businesses throughout North America. She joined Swiss Re in 1996 and served as Chief Financial Officer from 2003 to 2007, and from 2008 to 2009 she was interim Chief Financial Officer and an Executive Director of Northern Rock bank in the initial period following its nationalisation. She served as a Non-executive Director of Prudential plc from 2007 to 2017, and has been a Non-executive Director of UBS AG and UBS Group AG since 2009 and 2014 respectively, Rio Tinto plc and Rio Tinto Limited since 2010, and British American Tobacco since 2011 [B]. She was appointed Senior Independent Director of Rio Tinto plc in June 2017. She is a Fellow of the Institute of Chartered Professional Accountants and a Fellow of the Certified General Accountants Association of Canada. [A] Subject to her appointment at the Annual General Meeting, Ann Godbehere will serve as a Non-executive Director and a member of the Audit Committee with effect from May 23, 2018. [B] On February 22, 2018, British American Tobacco plc announced that Ann Godbehere will retire from the Board with effect from the conclusion of its Annual General Meeting to be held on April 25, 2018. Resolution 5 EULEEN GOH C Non-executive Director Born April 20, 1955. A Singaporean national, appointed a Non-executive Director of the Company with effect from September 2014. She is a chartered accountant and also has professional qualifications in banking and taxation. She held various senior management positions with Standard Chartered Bank and was Chief Executive Officer of Standard Chartered Bank, Singapore, from 2001 until 2006. She has also held non-executive appointments on various boards including Aviva plc, MediaCorp Pte Limited, Singapore Airlines Limited, Singapore Exchange Limited, Standard Chartered Bank Malaysia Berhad and Standard Chartered Bank Thai pcl. She was previously Non-executive Chairman of the Singapore International Foundation and Chairman of International Enterprise Singapore and the Accounting Standards Council, Singapore. She is Chairman of SATS Limited, a Non-executive Director of CapitaLand Limited, DBS Bank Limited and DBS Group Holdings Limited, and a Trustee of the Singapore Institute of International Affairs Endowment Fund and the Temasek Trust. She is also a member of the Governing Council of the Singapore Institute of Management and a Non-executive Director of Singapore Health Services Pte Limited, not-for-profit organisations. Resolution 4 BEN VAN BEURDEN Chief Executive Officer Born April 23, 1958. A Dutch national, appointed Chief Executive Officer of the Company with effect from January 2014. He was Downstream Director from January to September 2013. Before that, he was Executive Vice President Chemicals from 2006 to 2012. In this period, he also served on the boards of a number of leading industry associations, including the International Council of Chemicals Associations and the European Chemical Industry Council. Prior to this, he held a number of operational and commercial roles in both Upstream and Downstream, including Vice President Manufacturing Excellence. He joined Shell in 1983, after graduating with a Master’s Degree in Chemical Engineering from Delft University of Technology, the Netherlands. Resolution 6 CHARLES O. HOLLIDAY C Chair Born March 9, 1948. A US national, appointed Chair of the Company with effect from May 2015, having previously served as a Non-executive Director since September 2010. He was Chief Executive Officer of DuPont from 1998 to 2009, and Chairman from 1999 to 2009. He joined DuPont in 1970 after receiving a B.S. in industrial engineering from the University of Tennessee and held various manufacturing and business assignments, including a six-year, Tokyo-based posting as President of DuPont Asia/Pacific. He has previously served as Chairman of the Bank of America Corporation, The Business Council, Catalyst, the National Academy of Engineering, the Society of Chemical Industry—American Section and the World Business Council for Sustainable Development. He is a founding member of the International Business Council. He is a Director of HCA Holdings, Inc. [A] and Deere & Company and is a member of the Critical Resource’s Senior Advisory Panel and the Royal Academy of Engineering. [A] On February 22, 2018, the Board of HCA Holdings, Inc. approved the appointment of Charles O. Holliday as Presiding Director with effect from April 26, 2018. NOTICE OF ANNUAL GENERAL MEETING 2018 DIRECTORS’ BIOGRAPHIES 11

Continued Directors’ biographies BOARD COMMITTEE MEMBERSHIP [A] Audit Committee Corporate and Social Responsibility Committee Nomination and Succession Committee Remuneration Committee Chair C Member M [A] On March 14, 2018, the Board approved a number of changes to the membership of the Board Committees. The memberships shown are in accordance with these changes. The new appointments are effective from May 23, 2018. Linda Stuntz will stand down as a member of the Audit Committee on May 22, 2018. Resolution 7 CATHERINE J. HUGHES M M Non-executive Director Born September 13, 1962. A Canadian and French dual national, appointed a Non-executive Director of the Company with effect from June 1, 2017. She was Executive Vice President International at Nexen Inc. from January 2012 until her retirement in April 2013, where she was responsible for all oil and gas activities including exploration, production, development and project activities outside Canada. She joined Nexen in 2009 as Vice President Operational Services, Technology and Human Resources. Prior to joining Nexen Inc. she was Vice President Oil Sands at Husky Oil from 2007 to 2009 and Vice President Exploration & Production Services, from 2005 to 2007. She started her career with Schlumberger in 1986 and held key positions in various countries, including Italy, Nigeria, the UK, the USA and France, and was President of Schlumberger Canada Limited for five years, based in Calgary. She was a Non-executive Director of Statoil from 2013 to 2015. She is a Non-executive Director of Precision Drilling Corp. and SNC-Lavalin Group Inc. Resolution 9 ROBERTO SETUBAL M Non-executive Director Born October 13, 1954. A Brazilian national, appointed a Non-executive Director of the Company with effect from October 1, 2017. He was Chief Executive Officer and Vice Chairman of the Board of Directors of Itaú Unibanco Holding S.A. in Sao Paulo, Brazil, until April 2017. At that time, he retired as Chief Executive Officer and currently serves as Co-Chairman of the Board of Directors. Following a brief period with Citibank in New York, he joined Banco Itaú in 1984 where he held a variety of senior roles in individual banking, consumer credit operations and retail banking before being appointed Chief Executive Officer in 1994. Following the merger of Banco Itaú and Unibanco, he was appointed to the position of President and Chief Executive Officer of Itaú Unibanco Holding S.A. He is a member of the board of the International Monetary Conference (IMC), the board of the Institute of International Finance (IIF), the International Advisory Committee of the Federal Reserve Bank of New York, the Economic and Social Development Council of the Presidency of Brazil, and the International Business Council of the World Economic Forum. Previously, he was a Non-executive Director of Petrobras S.A, President of the IMC, and Vice-Chairman of the IIF. He is also the President of the Fundação Itaú Social and a member of the Executive Committee of the Instituto Itaú Cultural. Resolution 8 GERARD KLEISTERLEE C M Deputy Chair and Senior Independent Director [A] Born September 28, 1946. A Dutch national, appointed a Non-executive Director of the Company with effect from November 2010. He was President/Chief Executive Officer and Chairman of the Board of Management of Koninklijke Philips N.V. from 2001 to 2011. Having joined Philips in 1974, he held several positions before being appointed as Chief Executive Officer of Philips’ Components division in 1999 and Executive Vice-President of Philips in 2000. From 2010 to 2013, he was a member of the board of Directors of Dell Inc., from 2009 to 2014, he was a member of the Supervisory Board of Daimler AG, and from 2014 to 2016, he was a Non-executive Director of IBEX Global Solutions plc. He is Chairman of Vodafone Group plc and Chairman of the Supervisory Board of ASML Holding N.V. [A] On March 14, 2018, the Board appointed Gerard Kleisterlee as Deputy Chair and Senior Independent Director and member of the Nomination and Succession Committee with effect from May 23, 2018. Resolution 10 SIR NIGEL SHEINWALD GCMG C M Non-executive Director [A] Born June 26, 1953. A British national, appointed a Non-executive Director of the Company with effect from July 2012. He was a senior British diplomat who served as British Ambassador to the USA from 2007 to 2012, before retiring from the Diplomatic Service. Prior to this, he served as Foreign Policy and Defence Adviser to the Prime Minister and Head of the Cabinet Office Defence and Overseas Secretariat. He served as British Ambassador and Permanent Representative to the European Union in Brussels from 2000 to 2003. He joined the Diplomatic Service in 1976 and served in Brussels, Washington, Moscow and in a wide range of policy roles in London. He is a Non-executive Director of Invesco Limited and Raytheon UK, a Senior Adviser to the Universal Music Group and a Visiting Professor and Council Member of King’s College, London. [A] On March 14, 2018, the Board appointed Sir Nigel Sheinwald as Chair of the Corporate and Social Responsibility Committee with effect from May 23, 2018. 12 DIRECTORS’ BIOGRAPHIES NOTICE OF ANNUAL GENERAL MEETING 2018

Resolution 11 LINDA G. STUNTZ M M Non-executive Director [A] Born September 11, 1954. A US national, appointed a Non-executive Director of the Company with effect from June 2011. She is a founding partner of the law firm of Stuntz, Davis & Staffier, P.C., based in Washington, DC. Her law practice includes energy and environmental regulation, as well as matters relating to government support of technology development and transfer. She was a member of the US Secretary of Energy Advisory Board from 2015 to January 2017, she chaired the Electricity Advisory Committee to the US Department of Energy from 2008 to 2009, and was a member of the board of Directors of Schlumberger Limited from 1993 to 2010 and Raytheon Company from 2004 to 2015. From 1989 to 1993, she held senior policy positions at the US Department of Energy, including Deputy Secretary. She played a principal role in the development and enactment of the Energy Policy Act of 1992. From 1981 to 1987, she was an Associate Minority Counsel and Minority Counsel to the Energy and Commerce Committee of the US House of Representatives. She is a Director of Edison International. [A] On March 14, 2018, the Board appointed Linda G. Stuntz as member of the Corporate and Social Responsibility Committee with effect from May 23, 2018. She will stand down as a member of the Audit Committee on May 22, 2018. Resolution 13 GERRIT ZALM M M Non-executive Director [A] Born May 6, 1952. A Dutch national, appointed a Non-executive Director of the Company with effect from January 2013. He was an adviser to PricewaterhouseCoopers during 2007, Chairman of the trustees of the International Accounting Standards Board from 2007 to 2010, an adviser to Permira from 2007 to 2008, Chief Economist from July 2007 to January 2008, and Chief Financial Officer from January 2008 to December 2008 of DSB Bank, and Chairman of the Managing Board of ABN AMRO Bank N.V. from 2010 to 2016. He was Minister of Finance of the Netherlands twice, from 1994 to 2002 and from 2003 to 2007. In between, he was Chairman of the parliamentary party of the VVD. Prior to 1994, he was head of the Netherlands Bureau for Economic Policy Analysis, a professor at Vrije Universiteit Amsterdam and held various positions at the Ministry of Finance and the Ministry of Economic Affairs. He studied General Economics at Vrije Universiteit Amsterdam and received an Honorary Doctorate in Economics from that university. [A] On February 16, 2018, Moody’s Corporation announced that Gerrit Zalm will be nominated for election as a Director at its annual meeting of stockholders to be held in April 2018. Resolution 12 JESSICA UHL Chief Financial Officer Born January 29, 1968. A US national, appointed Chief Financial Officer of the Company with effect from March 9, 2017. She was Executive Vice President Finance for the Integrated Gas business from January 2016 to March 2017. Previously, she was Executive Vice President Finance for Upstream Americas from 2014 to 2015, Vice President Finance for Upstream Americas Unconventionals from 2013 to 2014, Vice President Controller for Upstream and Projects & Technology from 2010 to 2012, Vice President Finance for the global Lubricants business from 2009 to 2010, and Head of External Reporting from 2007 to 2009. She joined Shell in 2004 in finance and business development, supporting the Renewables business. Prior to joining Shell, she worked for Enron in the USA and Panama from 1997 to 2003 and for Citibank in San Francisco, USA, from 1990 to 1996. She obtained an MBA at INSEAD in 1997. NOTICE OF ANNUAL GENERAL MEETING 2018 DIRECTORS’ BIOGRAPHIES 13

Shareholder notes THIS SECTION CONTAINS INFORMATION RELATING TO THE FOLLOWING: 1. Attendance and appointment of a proxy 2. Corporate representatives 3. AGM webcast 4. Electronic proxy appointment 5. CREST electronic proxy appointment 6. Audit concerns 7. Shareholders’ right to ask questions 8. Shareholders’ rights under Sections 338 and 338A of the Companies Act 2006 9. Electronic publication 10. Electronic addresses 11. Shares and voting rights 12. Documents available for inspection 1. ATTENDANCE AND APPOINTMENT OF A PROXY If you wish to attend the AGM or appoint a proxy to attend, speak and vote on your behalf, please see the relevant section below depending on the way you hold your shares. There are several ways in which Royal Dutch Shell plc ordinary shares or an interest in those shares can be held. These include: directly as registered shares in certificated or uncertificated form in a shareholder’s own name; through the Royal Dutch Shell Corporate Nominee; indirectly through Euroclear Nederland (via banks or brokers); or as a direct or indirect holder of either A or B American Depositary Shares (ADSs) with the Depositary (The Bank of New York Mellon). Any person to whom this Notice is sent who is a person that has been nominated under Section 146 of the Companies Act 2006 to enjoy information rights (“nominated persons”) does not have a right to appoint a proxy. However, a nominated person may, under an agreement with the registered shareholder by whom he or she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the AGM. Alternatively, if a nominated person does not have such a right, or does not wish to exercise it, he or she may have a right under any such agreement to give instructions to the registered shareholder as to the exercise of voting rights. Shareholders with registered shares in their own name or holding their shares through the Royal Dutch Shell Corporate Nominee Registered holders of shares or shareholders who hold their shares in the Royal Dutch Shell Corporate Nominee, or their duly appointed representatives, are entitled to attend, speak and vote at the AGM. Entitlement to attend and vote at the AGM will be determined by reference to the Company’s Register of Members. In order to attend and vote at the AGM, a person must be entered on the Register of Members or the register of the Royal Dutch Shell Corporate Nominee no later than 19:30 (Dutch time), 18:30 (UK time) on Friday May 18, 2018. A shareholder’s voting entitlement will depend on the number of shares held at that time. If the AGM is adjourned, such entitlement is determined by reference to the Register of Members or the register of the Royal Dutch Shell Corporate Nominee at 19:30 (Dutch time), 18:30 (UK time), two working days before the date of the adjourned AGM. A shareholder is entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the AGM. A shareholder may appoint more than one proxy in relation to the AGM, provided each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not also be a shareholder. Proxy Forms and Voting Instruction Forms must reach the Company’s Registrar no later than 10:00 (Dutch time), 09:00 (UK time) on Friday May 18, 2018. It is also possible to vote or register a proxy appointment electronically as explained below. Shareholders who have completed a Proxy Form or Voting Instruction Form may still attend the AGM and vote in person should they wish to do so, but they are requested to bring the Admittance Card with them to the AGM. If a shareholder wishes to appoint multiple proxies, he or she should contact the Registrar on 0800 169 1679 (UK) or +44 (0) 121 415 7073 to obtain an additional Proxy Form or, in the case of a participant in the Royal Dutch Shell Corporate Nominee, a Voting Instruction Form. Alternatively, the shareholder may photocopy his or her Proxy Form or Voting Instruction Form. It will be necessary for the shareholder to indicate on each separate Proxy Form, or Voting Instruction Form, the number of shares in relation to which each proxy is authorised to act. If a shareholder appoints more than one proxy, he or she must ensure that no more than one proxy is appointed in relation to any share. If a shareholder does not specify how he or she wants the proxy to vote on the particular resolutions, the proxy may vote or abstain as he or she sees fit. A proxy may also vote or abstain as he or she sees fit on any other business which properly comes before the AGM. If shares are held through the Royal Dutch Shell Corporate Nominee and no voting instructions are received or specified, the Corporate Nominee will not cast the votes attached to such shares. If two or more shareholders jointly hold shares in the Company, each shareholder may attend, speak and vote at the AGM, appoint a proxy or give voting instructions. However, if more than one joint holder votes, appoints a proxy or gives voting instructions, the only vote, appointment or voting instruction which will count is the vote, appointment or voting instruction of the joint holder whose name is listed first on the register. Shareholders holding their shares through Euroclear Nederland (via banks or brokers) Shareholders holding their shares through Euroclear Nederland B.V. (“Euroclear”) via banks and brokers are not included in the Company’s Register of Members – such shares are included in the Register of Members under the name of Euroclear. 14 SHAREHOLDER NOTES NOTICE OF ANNUAL GENERAL MEETING 2018

If shareholders who hold their shares through Euroclear wish to: (i) attend the AGM; or (ii) appoint a proxy to attend, speak and vote on their behalf; or (iii) give voting instructions without attending the AGM, they must instruct Euroclear accordingly. To do this, shareholders are advised to contact their bank or broker as soon as possible and advise them which of the three options they prefer. Alternatively, shareholders can choose such options electronically by accessing the website www.abnamro.com/evoting and following the online instructions. In all cases, the validity of the instruction will be conditional upon ownership of the shares at no later than 10:00 (Dutch time), 09:00 (UK time) on Friday May 18, 2018. Any instruction, whether by hard copy or by electronic means, must be received by this time. Shareholders holding their shares through Euroclear and who indicate they wish to attend the AGM will not receive an Admittance Card. They will therefore be asked to identify themselves at the AGM using a valid passport, identity card or driving licence. Holders of American Depositary Shares (ADSs) Registered ADS holders who wish to attend the AGM or wish to have their votes cast on their behalf should indicate accordingly on their Voting Instruction Form and return it to the Depositary, The Bank of New York Mellon. Those who hold their ADSs beneficially through a bank or broker and wish to attend the AGM or have their votes cast on their behalf should contact their bank or broker as soon as possible. The Depositary, The Bank of New York Mellon, can be contacted on telephone number +1 888 737 2377 (from within the USA) or +1 201 680 6825 (from outside the USA). Holders of ADSs wishing to attend the AGM will not receive an Admittance Card and will therefore be asked to identify themselves at the AGM using a valid passport, identity card or driving licence. 2. CORPORATE REPRESENTATIVES Any corporation that is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares. 3. AGM WEBCAST If you are unable to come to the AGM, you can watch via the webcast which will be broadcast live at 10:00 (Dutch time), 09:00 (UK time) on the day of the AGM. Shareholders who wish to follow the AGM via the webcast should log on to www.shell.com/agm/webcast and follow the online instructions. The webcast is not interactive and it is not possible to vote or ask questions remotely. The webcast may include the question and answer sessions with shareholders present at the AGM, as well as background shots of those present in the auditorium. We have also arranged for photographs to be taken throughout the premises for the duration of the event to be kept in the Company’s photo library. These photographs may be used in future publications online or in print. If you attend the AGM in person, you may be included in photographs or in the webcast. Please note that the photographs and broadcast footage may be transferred outside the European Economic Area. Workers look at methane detection technology during a test at an unconventional gas well in Canada. NOTICE OF ANNUAL GENERAL MEETING 2018 SHAREHOLDER NOTES 15

Continued Shareholder notes 4. ELECTRONIC PROXY APPOINTMENT Registered shareholders and those who hold their shares through the Royal Dutch Shell Corporate Nominee who prefer to register a proxy appointment with the Registrar via the internet instead of by hard copy (sent by post or by hand) may do so by accessing the website www.sharevote.co.uk. Details of how to register an electronic proxy appointment and voting instructions are set out on the website, but please note the following: This method of registering proxies is an alternative to the traditional hard copy appointment of proxies, which will continue unaltered. The electronic facility is available to all shareholders and those who use it will not be disadvantaged. This facility provides for the electronic appointment of a proxy and not direct electronic voting. Accordingly, the person appointed as proxy will have to attend the AGM in person and vote on behalf of the shareholder. No special software is required in addition to internet access. To register on the website www.sharevote.co.uk, it will be necessary to quote the reference numbers which are set out on the top of your Proxy Form or Voting Instruction Form. These numbers are unique to the particular holding and the 2018 AGM and contain special security aspects to prevent fraudulent replication. In the interests of security, the reference numbers will not be reissued, so if you consider that you might want to register your proxy appointment or your voting instructions electronically after submitting the paper form, please retain a note of the Voting ID, Task ID and Shareholder Reference Number before dispatching the paper form. An electronic appointment of a proxy or registration of voting instructions will not be valid if sent to any address other than submission via www.sharevote.co.uk and will not be accepted if found to contain a virus. The final time for receipt of proxies is 10:00 (Dutch time), 09:00 (UK time) on Friday May 18, 2018. You may change your appointment or voting instructions by submitting a new form in either hard copy or electronic form; however, the new form must be received by the Registrar by this final time. If two valid Proxy Forms or Voting Instruction Forms are received from the same shareholder before the relevant closing time, the one last received will be counted. 5. CREST ELECTRONIC PROXY APPOINTMENT CREST members who wish to appoint a proxy through the CREST electronic proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual (available via www.euroclear. com). The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Registrar (ID RA 19) by the latest time(s) for receipt of proxy appointments specified in this Notice. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers, should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this regard, CREST members and, where applicable, their CREST sponsors or voting service providers, are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. 16 SHAREHOLDER NOTES NOTICE OF ANNUAL GENERAL MEETING 2018

6. AUDIT CONCERNS Under Section 527 of the Companies Act 2006 shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s accounts (including the Auditor’s report and the conduct of the audit) that are to be laid before the AGM; or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the Companies Act 2006. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under Section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under Section 527 of the Companies Act 2006 to publish on a website. 7. SHAREHOLDERS’ RIGHT TO ASK QUESTIONS Any shareholder attending the AGM has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the AGM but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the AGM or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the AGM that the question be answered. See also “How to ask a question” on page 18. 8. SHAREHOLDERS’ RIGHTS UNDER SECTIONS 338 AND 338A OF THE COMPANIES ACT 2006 Under Section 338 and Section 338A of the Companies Act 2006, shareholders meeting the threshold requirements in those sections have the right to require the Company: (i) to give to shareholders of the Company entitled to receive Notice, notice of a resolution which may properly be moved and is intended to be moved at the AGM; and/ or (ii) to include in the business to be dealt with at the AGM any matter (other than a proposed resolution) which may be properly included in the business. A resolution may properly be moved or a matter may properly be included in the business unless (a) (in the case of a resolution only) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the company’s constitution or otherwise), (b) it is defamatory of any person, or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business, must be authenticated by the person or persons making it, must be received by the Company no later than Monday April 9, 2018, being the date six clear weeks before the AGM, and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request. 9. ELECTRONIC PUBLICATION A copy of this Notice, and other information required by Section 311A of the Companies Act 2006, can be found at www.shell.com/agm. 10. ELECTRONIC ADDRESSES Shareholders may not use any electronic address in this Notice or any related documents (including the Chair’s Letter or Proxy Forms) to communicate with the Company about proceedings at the 2018 AGM or the contents of this Notice other than for expressly stated purposes. 11. SHARES AND VOTING RIGHTS The total number of Royal Dutch Shell plc ordinary shares in issue as at March 14, 2018, is 8,342,622,781 shares (being 4,597,136,050 A shares and 3,745,486,731 B shares), and 50,000 sterling deferred shares. The A shares and the B shares carry one vote each but the sterling deferred shares have no voting rights. The Company holds no shares in treasury. 12. DOCUMENTS AVAILABLE FOR INSPECTION The following documents, which are available for inspection during normal business hours at the registered office of the Company on any weekday (public holidays excluded), will also be available for inspection at the AGM from 09:45 (Dutch time) on the day of the AGM until the conclusion of the AGM: a copy of each Executive Director’s contract of service; and a copy of each Non-executive Director’s letter of appointment. NOTICE OF ANNUAL GENERAL MEETING 2018 SHAREHOLDER NOTES 17

Attendance arrangements

LOCATION, DATE AND TIME

The AGM will be held at Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands on Tuesday May 22, 2018 at 10:00 (Dutch time). Registration is open from 08:30 (Dutch time).

HOW TO ASK A QUESTION

There will be dedicated question points located in the main auditorium. Ushers will be available to direct you to the question points and it is suggested that you sit in these areas should you wish to raise a question.

VOTING

All resolutions for consideration at the AGM will be decided by way of a poll rather than a show of hands. This means that a shareholder has one vote for every share held. It reflects the Company's established practice and ensures that shareholders, including shareholders who are not able to come to the AGM in person, have their votes taken into account. Poll cards will be distributed at the AGM for the purposes of voting.

REFRESHMENTS

Tea and coffee will be served before the AGM and a sandwich lunch will be available afterwards.

HOW TO GET THERE

The nearest tram stop (called "Circustheater") is opposite the venue. If travelling from either Den Haag Hollands Spoor (HS) or The Hague Centraal (CS) train stations, take tram 9.

AIRPORT CONNECTIONS

Rotterdam The Hague Airport (www.rotterdamthehagueairport.nl/en/) is the nearest international airport to The Hague, however, many travellers prefer to use Amsterdam Schiphol Airport (www.schiphol.nl) as it offers better public transport links.

PARKING

The car park is located at Nieuwe Parklaan.

SHAREHOLDERS WITH SPECIAL NEEDS

There will be an induction loop system for those with hearing difficulties. Persons in wheelchairs should contact a member of staff on arrival. Anyone accompanying a person in need of assistance will be admitted to the AGM.

SECURITY

There will be a security check in the reception area at the venue, and a routine bag search will be undertaken. You will not be permitted to take liquids into the venue. Any other items deemed to be inappropriate will be removed and stored until the end of the event. Although unlikely, body searches may also be in operation. The use of electrical equipment and cameras will not be permitted during the AGM.



ZWOLSESTRAAT
STRANDWEG
SEA LIFE SCHEVENINGEN
HOLLAND CASINO SCHEVENINGEN
HARSTENHOEKWEG
BOSSCHESTRAAT
GENTSESTRAAT
CIRCUSTHEATER
P
MAIN ENTRANCE
GEVERS DEYNOOTWEG
DIRK HOOGENRAADSTRAAT
D'AUMERIESTRAAT
BADHUISWEG
STEVINSTRAAT
NIEUWE PARKLAAN
NESSSTRAAT

18 **ATTENDANCE ARRANGEMENTS** NOTICE OF ANNUAL GENERAL MEETING 2018

Shareholder presentation, London

Dear Shareholder,

I would like to invite you to a presentation which will be held in London on Thursday May 24, 2018 (two days after the Company's Annual General Meeting). I will chair the presentation, and will be joined by Ben van Beurden, Chief Executive Officer, Jessica Uhl, Chief Financial Officer and Linda Szymanski, Company Secretary.

While all shareholders are invited to attend, the presentation may be of particular interest to UK resident shareholders who wish to hear about the Company's progress and have the opportunity to ask questions in person.

Yours faithfully,

Chad Holliday
Chair
Royal Dutch Shell plc

This presentation is not part of the 2018 Annual General Meeting ("AGM") of Royal Dutch Shell plc.

LOCATION, DATE AND TIME

The presentation will be held at Central Hall Westminster, Storey's Gate, Westminster, London, SW1H 9NH, United Kingdom on Thursday May 24, 2018 at 11:00 (UK time). It is scheduled to last for approximately two hours. Registration is open from 09:30 (UK time).

ADMISSION

If you wish to attend the presentation, please take your Shareholder Presentation Admittance Card with you which is attached to your AGM Proxy Form or Voting Instruction Form. If you do not have an AGM Proxy Form or Voting Instruction Form, please contact the Company's Registrar, Equiniti on 0800 169 1679 (UK) or +44 (0)121 415 7073.

REGISTRAR

The Company's Registrar, Equiniti, will be present to answer any questions or deal with any share registration matters.

REFRESHMENTS

Tea and coffee will be served before the presentation and a sandwich lunch will be available afterwards.

HOW TO GET THERE

Central Hall Westminster is located approximately three minutes walk from Westminster (Jubilee/District and Circle lines) and St James's Park (District and Circle lines) Underground stations.

PARKING

There is a car park located in Medway Street just a few minutes from the venue.

SHAREHOLDERS WITH SPECIAL NEEDS

There will be an induction loop system at the meeting for those with hearing difficulties. Persons in wheelchairs should contact a member of staff on arrival. Anyone accompanying a person in need of assistance will be admitted to the presentation.

SECURITY

There will be a security check in the reception area at the venue, and a routine bag search will be undertaken. You will not be permitted to take liquids into the venue. Any other items deemed to be inappropriate will be removed and stored until the end of the event. Although unlikely, body searches may also be in operation. The use of electrical equipment and cameras will not be permitted during the presentation.


ST JAMES'S PARK
BIRDCAGE WALK A2314
OLD QUEEN ST
WESTMINSTER
WESTMINSTER BRIDGE
BIG BEN
WATERLOO
Approx 1 mile
ST MARGARET ST
HOUSES OF PARLIAMENT
CENTRAL HALL WESTMINSTER
STOREY'S GATE
TOTHILL ST
MAIN ENTRANCE
PETTY FRANCE
ST JAMES'S PARK
WESTMINSTER ABBEY
GREAT SMITH ST
ABINGDON ST
A302 VICTORIA ST
BUCKINGHAM GATE
OLD PYE ST
GREAT PETER STREET
MONCK STREET
GREYCOAT ST
P
MEDWAY STREET

NOTICE OF ANNUAL GENERAL MEETING 2018 **SHAREHOLDER PRESENTATION** 19

All our reports are available at http://reports.shell.com Comprehensive financial information on our activities throughout 2017 Detailed operational information including maps Report on our progress in contributing to sustainable development Download our apps at www.shell.com/mobile_and_apps Company news Service-station locations Check our latest news @Shell Follow @Shell on Twitter www.facebook.com/shell

Proxy Form 1 Appointment of proxy Please strike out “the Chair of the AGM” if you wish to appoint another person, writing his or her name in the space provided. 2 Rights of proxy If you appoint a proxy, he or she may attend the meeting, speak and vote on a poll or a show of hands. A proxy need not also be a shareholder. In the absence of instructions in respect of any resolution, the proxy may vote (or abstain from voting) as he or she thinks fit on that resolution and may vote (or abstain from voting) as he or she thinks fit on any other business which may properly come before the meeting. 3 Voting entitlement This Proxy Form represents all A shares and B shares in the Company which are registered in your name at the same address. If you leave the box next to the proxy holder’s name blank, your proxy will be authorised to exercise your voting entitlement in respect of all A shares and B shares in the Company which are registered in your name at the same address. 4 Partial voting If you wish to appoint a proxy and the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder’s name the number of shares in relation to which they are authorised to act as your proxy. If left blank, your proxy will be authorised to exercise your voting entitlement in respect of all A shares and B shares in the Company which are registered in your name at the same address. 5 Appointment of more than one proxy To appoint more than one proxy, (an) additional Proxy Form(s) may be obtained by contacting the Registrar on 0800 169 1679 or +44 (0)121 415 7073 or you may photocopy this form. Please indicate in the box next to the proxy holder’s name the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and returned together to the Registrar in the prepaid envelope provided. 6 Validity The Proxy Form(s) must be signed and dated by the appointer or appointer’s attorney and together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must reach the Registrar no later than the deadline referred to overleaf. Where the appointer is a corporation, this Proxy Form must be under seal or under the hand of an officer or attorney duly authorised. If your Proxy Form arrives late or unsigned, it will not be valid and will not replace any earlier Proxy Form received. 7 Joint shareholders In the case of joint holders, the vote of the senior shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the register of members in respect of such joint holding. Further information is given in the Notice of Annual General Meeting. 8 Record date Entitlement to attend and vote at the meeting or any adjourned meeting, and the number of votes a shareholder, or his or her proxy, can cast, will be determined by reference to the shareholder register at 19:30 (Dutch time), 18:30 (UK time) on Friday May 18, 2018 or, if the meeting is adjourned, 19:30 (Dutch time), 18:30 (UK time), two working days before the date of the adjourned meeting. 9 Vote withheld The “vote withheld” option is provided to enable you to abstain on any particular resolution. However, it should be noted that a “vote withheld” is not a vote in law and will not be counted in the calculation of the proportion of the votes “for” and “against” a resolution. 10 Enquiries If you have any questions about how to complete this Proxy Form, please telephone our Registrar, Equiniti, on 0800 169 1679 or +44 (0)121 415 7073. Lines are open 09:30-18:30 (Dutch time), 08:30-17:30 (UK time), Monday to Friday. Annual General Meeting — Admittance Card The Annual General Meeting (“AGM”) of Royal Dutch Shell plc will be held at the Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands at 10:00 (Dutch time) on Tuesday May 22, 2018. If you wish to attend the AGM, please bring this Admittance Card and keep it with you throughout the meeting. Appointment of a proxy You can appoint a proxy to attend, speak and vote on your behalf. If you wish to appoint a proxy, please complete the attached Proxy Form and return it in the enclosed envelope to be received no later than 10:00 (Dutch time), 09:00 (UK time) on Friday May 18, 2018. You can also vote or appoint a proxy online (see overleaf for more information). Webcast If you are unable to come to the AGM, you can watch via our webcast which will be broadcast live at 10:00 (Dutch time), 09:00 (UK time) on the day of the meeting. Further information about the webcast arrangements can be found in the Notice of Annual General Meeting. (See notes overleaf) Shareholder Presentation, London — Admittance Card A presentation will be held by Charles O. Holliday, Chair, Ben van Beurden, Chief Executive Officer, Jessica Uhl, Chief Financial Officer and Linda Szymanski, Company Secretary at Central Hall Westminster, Storey’s Gate, Westminster, London, SW1H 9NH, United Kingdom at 11:00 (UK time) on Thursday May 24, 2018 (two days after the Annual General Meeting (“AGM”)). If you wish to attend the presentation, please bring this Admittance Card and keep it with you throughout the presentation. While all shareholders are invited to attend, the presentation may be of particular interest to UK resident shareholders who wish to hear about the Company’s progress and ask the Chair, Chief Executive Officer, Chief Financial Officer or Company Secretary questions in person. This presentation is not part of the 2018 AGM of Royal Dutch Shell plc. (See notes overleaf)

Annual General Meeting

1 Voting arrangements
It is intended that all the resolutions voted upon at the meeting will be subject to a poll (rather than a show of hands) which means that a shareholder has one vote for every share held. The voting procedure will be explained at the meeting.

2 Voting or appointing a proxy online
You can vote your shares or appoint a proxy online by logging onto www.sharevote.co.uk. You will need your Voting ID, Task ID and Shareholder Reference Number, which are shown on the attached Proxy Form. Your votes or appointment must be registered by no later than **10:00 (Dutch time), 09:00 (UK time)** on Friday May 18, 2018.

3 CREST electronic proxy appointment service
If you are a user of the CREST system (including a CREST personal member), you may appoint one or more proxies or give an instruction to a proxy via CREST.

4 Security
There will be a security check in the reception area at the venue, and a routine bag search will be undertaken. You will not be permitted to take liquids into the venue. Any other items deemed to be inappropriate will be removed and stored until the end of the event. Although unlikely, body searches may also be in operation. The use of electrical equipment and cameras will not be permitted during the AGM.

5 Further information
Further information about the AGM is given in the Notice of Annual General Meeting.

FSC MIX Paper from responsible sources FSC® C108736

Shareholder Presentation, London

1 Venue
Central Hall Westminster, Storey's Gate, Westminster, London, SW1H 9NH, United Kingdom.

2 Time and date
The presentation will be held on Thursday May 24, 2018 at 11:00 (UK time). It is scheduled to last for approximately 2 hours. Registration is open from 09:30 (UK time).

3 Refreshments
Tea and coffee will be served before the presentation and a sandwich lunch will be available afterwards.

4 How to get there
Central Hall Westminster is located approximately three minutes walk from Westminster (Jubilee/District and Circle lines) and St James's Park (District and Circle lines) Underground stations.

5 Shareholders with special needs
There will be an induction loop system at the meeting for those with hearing difficulties. Persons in wheelchairs should contact a member of staff on arrival.

6 Security
There will be a security check in the reception area at the venue, and a routine bag search will be undertaken. You will not be permitted to take liquids into the venue. Any other items deemed to be inappropriate will be removed and stored until the end of the event. Although unlikely, body searches may also be in operation. The use of electrical equipment and cameras will not be permitted during the presentation.

7 Further information
Further information is given in the Notice of Annual General Meeting.

Royal Dutch Shell plc

Proxy Form

Voting ID   Task ID   Shareholder Reference Number

You may appoint a proxy to attend, speak and vote on your behalf at the Annual General Meeting ("AGM"). If you wish to appoint a proxy, please read the notes overleaf and complete and return this Proxy Form in the enclosed prepaid envelope to be received no later than **10:00 (Dutch time), 09:00 (UK time)** on **Friday May 18, 2018**. If you appoint a proxy, you may still attend, speak and vote at the meeting.

I/We, the undersigned, hereby appoint the Chair of the AGM or the person named in the box below (see Notes 1 and 2 overleaf) as my/our proxy to attend, speak and vote on my/our behalf at the AGM of Royal Dutch Shell plc (the "Company") to be held on Tuesday May 22, 2018, and at any adjournment of that meeting. I would like my proxy to vote on the resolutions according to the way I have completed this form.

[ ] [ ] See Note 4 overleaf

☐ Please mark this box if this proxy appointment is one of multiple appointments being made (see Note 5 overleaf).

Date [ ]   Signed [ ]

Please mark with an ☒ in the boxes below for each resolution. If you do not complete the boxes below or do not otherwise instruct your proxy, your proxy can decide whether, and how, to vote.

Your Directors unanimously recommend that you vote **FOR** Resolutions 1 to 18 and **AGAINST** Resolution 19. Further information is given in the Notice of Annual General Meeting.

	Resolution	For	Against	Withheld
1	Receipt of Annual Report & Accounts	☐	☐	☐
2	Approval of Directors' Remuneration Report	☐	☐	☐
3	Appointment of Ann Godbehere as a Director of the Company	☐	☐	☐
	Reappointment of the following as a Director of the Company:			
4	Ben van Beurden	☐	☐	☐
5	Euleen Goh	☐	☐	☐
6	Charles O. Holliday	☐	☐	☐
7	Catherine Hughes	☐	☐	☐
8	Gerard Kleisterlee	☐	☐	☐
9	Roberto Setubal	☐	☐	☐
10	Sir Nigel Sheinwald	☐	☐	☐
11	Linda G. Stuntz	☐	☐	☐
12	Jessica Uhl	☐	☐	☐
13	Gerrit Zalm	☐	☐	☐
14	Reappointment of Auditors	☐	☐	☐
15	Remuneration of Auditors	☐	☐	☐
16	Authority to allot shares	☐	☐	☐
17	Disapplication of pre-emption rights	☐	☐	☐
18	Authority to purchase own shares	☐	☐	☐
	Shareholder resolution			
19	Shareholder resolution	☐	☐	☐

0001-374-S

(See notes overleaf)

1 Receipt of Annual Report & Accounts 2 Approval of Directors’ Remuneration Report 3 Appointment of Ann Godbehere as a Director of the Company For Against Withheld Reappointment of the following as a Director of the Company: 4 Ben van Beurden 5 Euleen Goh 6 Charles O. Holliday 7 Catherine Hughes 8 Gerard Kleisterlee 9 Roberto Setubal 10 Sir Nigel Sheinwald 11 Linda G. Stuntz 12 Jessica Uhl 13 Gerrit Zalm 14 Reappointment of Auditors 15 Remuneration of Auditors 16 Authority to allot shares 17 Disapplication of pre-emption rights 18 Authority to purchase own shares Shareholder resolution 19 Shareholder resolution Please mark this box if you wish to attend and vote at the Meeting in person in accordance with the instruction on the reverse side. Authorized Signatures—This section must be completed for your instructions to be executed. Please Sign Here Please Date Above Please Sign Here Please Date Above 90403 Royal Dutch Shell VIF.indd 1 Proof 4 Annual General Meeting of Royal Dutch Shell plc (A & B Shares) to be held on May 22, 2018 for Holders as of April 12, 2018 INTERNET • Use any touch-tone telephone. • Have your Voting Instruction Form ready. • Follow the simple recorded instructions. OR TELEPHONE Go To 1-866-307-0768 www.proxypush.com/rds • Cast your vote online. • View Meeting Documents. MAIL OR Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postagepaid envelope provided. All votes must be received by 5:00 pm, Eastern Time May 11, 2018. Copyright © 2018 Mediant Communications Inc. All Rights Reserved PROXY TABULATOR FOR ROYAL DUTCH SHELL PLC P.O. BOX 8016 CARY, NC 27512-9903 EVENT # CLIENT # Please separate carefully at the perforation and return just this portion in the envelope provided. Copyright © 2018 Mediant Communications Inc. All Rights Reserved 4/5/2018 12:14:03 PM

90403 Royal Dutch Shell VIF Proof 4 PROXY TABULATOR FOR ROYAL DUTCH SHELL PLC P.O. Box 8016 CARY, NC 27512-9903 ROYAL DUTCH SHELL PLC The Bank of New York Mellon, 101 Barclay Street, New York, NY 10286 The undersigned, a registered holder of American Depositary Shares (“ADSs”) representing ordinary shares of ROYAL DUTCH SHELL PLC on the books of the Depositary on the record date of April 12, 2018 hereby delivers this Voting Instruction Card to the Depositary and requests and authorizes the Depositary, its Custodian or its nominee to vote or execute a proxy to vote the underlying ordinary shares represented by such ADSs, on the resolutions at the Annual General Meeting of ROYAL DUTCH SHELL PLC to be held on May 22, 2018 including any adjournment thereof (the “Meeting”), in accordance with the instructions set forth herein. In order to have the Depositary, its Custodian or its nominee vote the ordinary shares represented by such ADSs, this Voting Instruction Card must be received by the Depositary prior to the close of business on May 11, 2018. If you wish to attend and vote in person at the Meeting, please indicate so on the reverse side of this voting instruction card. This card must be received by the Depositary prior to the close of business on May 11, 2018. These instructions, when properly signed, dated and timely returned to the Depositary, will be voted in the manner directed herein. If these instructions are properly signed and dated, but no direction is made, the underlying ordinary shares represented by such ADSs will not be voted at the Meeting. Neither the Depositary nor the custodian nor the nominee of either of them shall vote or attempt to exercise the right to vote that attaches to the shares other than in accordance with such written instructions. PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. Please sign this Voting Instruction Card exactly as your name appears on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title. (Continued and to be marked, dated and signed, on the other side) TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSs”) REPRESENTING ORDINARY SHARES OF ROYAL DUTCH SHELL PLC The Bank of New York Mellon (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of ROYAL DUTCH SHELL PLC will be held at the Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands on May 22, 2018 at 10:00 a.m. (Dutch time). This voting instruction card may be used by the registered holder of the ADSs in the name of the undersigned on the books of the Depositary as of the close of business on April 12, 2018, to either (i) request the Depositary, its Custodian or nominee (as appropriate) to appoint the registered holder as its proxy to attend the meeting and vote with respect to the number of Shares or other Deposited Securities represented by ADSs or (ii) instruct the person nominated by the Depositary, its Custodian or nominee as its proxy as to the exercise of the voting rights pertaining to that number of Shares or other Deposited Securities. If you wish to attend and vote in person at the meeting the number of Deposited Securities represented by the ADSs, please mark the box on the reverse side of this voting instruction card, or if you wish you may instruct the person nominated by the Depositary, its Custodian or nominee as its proxy as to the exercise of the voting rights pertaining to that number of Shares or other Deposited Securities. The voting instruction card must be received by the Depositary prior to the close of business on May 11, 2018. The Bank of New York Mellon, as Depositary 90403 Royal Dutch Shell VIF.indd 2

To: Holders of American Depositary Shares (“ADSs”) of Royal Dutch Shell plc

Dear ADS Holder:

The Annual General Meeting of Royal Dutch Shell plc (the ‘Company’) will be held at the Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands at 10:00 (Dutch time) on Tuesday May 22, 2018.

The following shareholder documents are now available on the Company’s website to view or download:

Annual Report and Form 20-F for the year ended December 31, 2017

www.shell.com/annualreport

Notice of the 2018 Annual General Meeting

www.shell.com/agm

If you do not have access to the internet and would like to obtain a hard copy of the Annual Report and Form 20-F for the year ended December 31, 2017 (the “Annual Report”) or the Notice of the 2018 Annual General Meeting, please call 1-800-555-2470 if calling from the USA (toll free), or if calling from outside the USA please call 1-267-468-0786. You may order the Annual Report online at www.shell.com/annualreport, or write to:

Proxy Services Corporation

2180 5th Avenue, Suite 4

Ronkonkoma, NY 11779

The Bank of New York Mellon as Depositary

April 19, 2018

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953 and 333-215273).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

(Registrant)

By:	M Edwards
Name: M Edwards
Title: Deputy Company Secretary

Date: April 19, 2018